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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

14045987

SEC Mail Processing Section
FEB 26 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37383

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

AgriCapital Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1410 Broadway, Suite 1802
(No. and Street)

New York (City) — New York (State) — 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rurik B. Halaby — (212) 944-9500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632 (Address) — New York (City) — New York (State) — 10107 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Rurik B. Halaby, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of AgriCapital Securities, Inc. (Company), as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Rurik B. Halaby, President

Sworn and subscribed to before me this 6th day of February, 2014.

This report contains (check all applicable boxes):**

		Report of Independent Registered Public Accounting Firm	1-2
(x)	(a)	Facing page.	
(x)	(b)	Statement of Financial Condition.	3
(x)	(c)	Statement of Operations.	4
(x)	(d)	Statement of Cash Flows.	5
(x)	(e)	Statement of Changes in Member's Equity.	6
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	7-9
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	10
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	11-12

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JOVELLA A LUMBRES
Notary Public, State of New York
Registration #01LU6184232
Qualified in New York County
Commission Expires March 31, 2016

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders' of
AgriCapital Securities, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of AgriCapital Securities, Inc., (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AgriCapital Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page 10 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 10 is fairly stated in all material respects in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
January 28, 2014

AGRICAPITAL SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2013

ASSETS

Assets		
Cash and equivalents	$	38,660
Securities owned at market value		14,295
Prepaid expense		826
Total Assets	$	53,781

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable & accrued expenses	$	3,500
Due to parent company		26,362
Total Liabilities		29,862
Stockholders' equity		
Common stock, $1 par value, authorized 1,000 shares, issued and outstanding 100 shares		100
Preferred stock, $1 par value, authorized 1,000 shares, no shares issued and outstanding		-
Additional paid in capital		78,700
Accumulated (deficit)		(66,139)
Accumulated other comprehensive income		11,258
Total Stockholders' Equity		23,919
Total Liabilities and Stockholders' Equity	$	53,781

See independent auditors' report and accompanying notes to the financial statements.

AGRICAPITAL SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues	
Interest and dividends	$ 215
Total	215
Expenses	
Regulatory fees and expenses	4,230
Professional fees	7,950
Other operating expenses	6,031
Total operating expenses	18,211
Net (Loss)	(17,996)
Other comprehensive income	
Unrealized gain on investment securities	897
Total other comprehensive income	897
Total comprehensive income	$ (17,099)

See independent auditors' report and accompanying notes to the financial statements.

AGRICAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows used in operating activities:	
Net (loss)	(17,996)
Adjustments to reconcile net (loss) to net cash (used) by operating activities:	
Changes in operating assets and liabilities:	
Increase in prepaid expense	92
Increase in accounts payable	1,400
Increase in due to parent company	15,951
Net cash (used) in operating activities:	(553)
Cash flows from investing activities:	
Dividends received from investments	(144)
Net cash (used) by investing activities:	(144)
Cash flows from financing activities:	-
Net (decrease) in cash	(697)
Cash and cash equivalents at beginning of year	39,357
Cash and cash equivalents at end of year	38,660

See independent auditors' report and accompanying notes to the financial statements.

AGRICAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid In Capital	Accumulated Other Comprehensive Income	Accumulated (deficit)	Total
Balance, January 1, 2013	$ 100	$ 78,700	$ 10,361	$ (48,143)	$ 41,018
Net (loss)	-	-	-	(17,996)	(17,996)
Other comprehensive income	-	-	897	-	897
Balance, December 31, 2013	$ 100	$ 78,700	$ 11,258	$ (66,139)	$ 23,919

See independent auditor's report and accompanying notes to the financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

AgriCapital Securities, Inc. (the "Company"), was incorporated on January19, 1987 in the State of Delaware. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), effective May 1, 1987.

The Company was formed for the purpose of providing investment banking services to clients involved in the private placement of securities, primarily in the agribusiness and doing business in the United States. These clients require registered broker/dealers to provide the placement and issuance of security interests. The Company is registered with the SEC and is licensed to do business in New York and New Jersey.

The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, revenues are recognized when earned and expenses recorded when incurred. The Company files its income tax returns using the cash basis of accounting.

Cash and cash equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Securities
Securities owned are stated at market value and estimated value, with unrealized losses reflected as other comprehensive loss and accumulated other comprehensive loss on the statement of financial condition.

Income Taxes
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. In lieu of Federal and State corporation income taxes, the shareholder of an S corporation is taxed on their proportionate share of the Company's taxable income. The Company is subject to New York City General Corporation Tax.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reported period, actual results could differ from those estimates.

Securities Valuation and Fair Value Measurements
The Company utilizes various methods to measure the fair value of its investments on a recurring basis. GAAP establishes a hierarchy that prioritizes the inputs to valuation methods. The three levels of input are:

Level 1
Unadjusted quoted prices in active markets that the Company has the ability to access for identical assets or liabilities.

Level 2
Observable inputs other than quoted prices included in Level 1. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar (but not identical) instruments, and similar data.

Level 3
Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about what a market participant would use in valuing the asset or liability, based on the best information available.

As of December 31, 2013, the Company did not own any securities that could be classified as either "level 2" or "level 3." All securities owned are "level 1" as described above, and were valued at readily available quoted market prices.

3. ***SECURITIES OWNED***

The Company at December 31, 2013 owned the following securities:

	FMV	Cost
1,165 units Fidelity NY Muni Money Market (FNYXX)	$ 1,165	$1,165
100 shares Federal Agricultural Mortgage Corp Class A	2,855	520
300 shares Federal Agricultural Mortgage Corp Class C.	10,275	1,540
	$14,295	$3,225

4. *NET CAPITAL REQUIREMENTS*

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 the Company had net capital of $8,797, which was $3,797 in excess of the amount required.

5. *CURRENT AND FUTURE OPERATIONS*

The company had no revenues other than interest and dividends and had no operating revenues as a broker-dealer for the year ending December 31, 2013. The company is wholly owned by AgriCapital Corporation and the parent company uses AgriCapital Securities, Inc., when they have need for a registered broker-dealer to participate in the transaction.

6. *CAPITAL STOCK AND RELATED PARTY TRANSACTIONS*

The Company has issued 100 shares of $1 par value common stock (100%) ownership to AgriCapital Corporation.

7. COMMITMENTS AND CONTINGENCIES

At December 31, 2013, the Company does not have any outstanding commitments or contingencies.

8. *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through January 24, 2014, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

AGRICAPITAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL:		
Total stockholder's equity	$	23,919
Deductions and/or charges:		
Non-allowable assets:		(15,122)
Net capital before haircuts on securities positions		8,797
Haircuts on securities positions		-
Net Capital	$	8,797
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	29,862
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital	$	3,797
Net capital less greater of 10% of total AI or 120% of minimum net capital	$	2,797
Ratio: Aggregate indebtedness to net capital is		339%

The above computation agrees with the December 31, 2013 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g) (1)

To the Stockholders' of
AgriCapital Securities, Inc.

In planning and performing our audit of the financial statements of AgriCapital Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
January 28, 2014